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Exhibit 99.2(c)(2)

• BUDGET POLICY STATEMENT 2003 •

19 DECEMBER 2002

Hon Dr Michael Cullen
Minister of Finance

ISBN 0-478-11837-6

Budget Policy Statement

Ongoing Sound Fiscal Management

        The August Speech from the Throne sets out the Government's goals for the next three years, and outlines the key programmes to achieve them. This Budget Policy Statement (BPS) sets out the broad fiscal parameters within which we will pursue these goals, including the Government's long-term fiscal objectives, fiscal policy approach, and spending intentions for Budget 2003.

        Budget 2003 builds on the sound fiscal and policy foundations we laid in the previous Parliamentary term. We will give priority to:

  •
  Increasing our sustainable rate of economic growth—to give New Zealanders a higher standard of living. This aim forms the basis for many of our Budget priorities, including our focus on education.

  •
  Investment—in infrastructure, such as schools, defence equipment, and in preparing for the future through the New Zealand Superannuation Fund (NZS Fund).

        Ongoing sound fiscal management will support these goals.

Fiscal Policy is Unchanged

        The Government's fiscal policy approach continues from the previous parliamentary term, and is to:

  •
  run operating surpluses on average across the economic cycle sufficient to meet NZS Fund contributions,

  •
  meet capital pressures and priorities, and

  •
  manage debt at prudent levels.

Continue building operating surpluses and reducing gross debt

Rising operating surpluses

        We continue to see stronger fiscal performance than expected, even compared with the Pre-Election Update. Consistent with our fiscal policy approach, the operating balance needs to continue to rise. This is consistent with our plans for operating and capital expenditure, and with building up NZS Fund contributions to full contributions in 2004/05.

        The OBERAC (operating balance excluding revaluations and accounting policy changes) was 0.2% of GDP in 1999. Since 1999, it has increased to 2.2% of GDP, and over the coming year we expect it to reach 2.8% of GDP.

        The OBERAC is forecast to be slightly above the structural (or cyclically adjusted) estimate until the end of 2003, when it tracks back to structural levels for the remainder of the forecast period.

While gross debt as a percentage of GDP continues to fall

        Gross debt is one of our key fiscal indicators, and continues to fall faster than expected. Gross sovereign-issued debt fell from 36% of GDP in 1999 to 30% in 2002. Allowing gross debt to continue to fall, and structural surpluses to rise, provides flexibility when the economic outlook changes, and provides headroom when the demographic profile changes.

        Strong economic growth and fiscal prudence over the previous parliamentary term mean that we are achieving desirable gross debt and operating balance levels. However, the forecast gross debt and OBERAC tracks are subject to high levels of uncertainty and can change rapidly.

        A summary of progress on our fiscal strategy is shown in Table 1 (see Annex 1 for the specific long-term fiscal objectives).

Table 1—Forecasts of fiscal indicators (% GDP)

Year end June	2000	2001 Actual	2002	2003	2004	2005 Forecast	2006	2007
Financial performance
Total Crown revenue	39.0	40.2	41.9	43.4	43.4	43.4	43.3	43.2
Core Crown revenue	32.0	32.7	32.6	33.1	32.9	32.9	33.0	33.0
Total Crown expenses	37.6	39.0	39.9	41.5	40.6	40.2	39.8	39.3
Core Crown expenses	31.7	31.6	31.1	31.4	30.8	30.5	30.3	30.0
Operating balance	1.4	1.2	2.0	2.0	2.9	3.2	3.5	3.9
OBERAC	0.8	1.8	2.2	2.8	2.9	3.2	3.5	3.9
Core Crown operating expenses + contributions to NZS Fund	31.7	31.6	31.5	32.4	32.1	32.0	31.9	31.6
OBERAC ex Fund returns	0.8	1.8	2.2	2.7	2.7	3.0	3.2	3.4
Financial position
Net worth	7.9	9.9	15.3	16.6	18.8	21.1	23.6	26.4
Total Crown debt	31.8	29.8	30.1	29.8	28.0	26.6	25.1	23.3
Gross sovereign-issued debt	33.1	31.6	29.6	27.8	26.9	25.5	24.5	23.5
Net (core) Crown debt	17.6	14.7	14.5	14.6	14.3	13.3	12.1	11.0
Net debt with NZS Fund assets	17.6	14.7	14.0	13.1	11.4	8.7	5.9	2.9
NZS Fund
Contributions	—	—	0.5	0.9	1.3	1.5	1.6	1.6
NZS Fund returns (after tax)	—	—	—	0.1	0.1	0.2	0.4	0.5
Accumulated assets	—	—	0.5	1.5	2.9	4.5	6.2	8.0

Source: The Treasury

Continuing an approach that acknowledges economic changes

        Our fiscal policy approach is based on a macroeconomic framework that accommodates economic fluctuations. It is important that automatic fiscal stabilisers operate through both upswings and downswings, and that short-term fiscal strategy remains stable1.

Automatic stabilisers are the change in tax revenue and unemployment spending that occur directly in response to the economic cycle, without any government decision to alter revenue or expenditure. Automatic stabilisers make the Government's fiscal position looser in economic downturns, and tighter in economic upturns, thus helping to dampen out the economic cycle.

        There would be a systematic tendency for debt to increase if the automatic fiscal stabilisers were allowed to operate during a cyclical downturn, but not on an upswing (i.e. by spending the fiscal headroom that emerges during an upswing).

        In setting fiscal policy there is uncertainty around the extent to which recent economic and tax outturn increases are cyclical versus structural. For example, the uncertainties around estimating trend economic growth, outlined in the December Update, create uncertainties around estimates of the structural fiscal position.

        The December Update central forecast sees some of the current strength in economic growth being cyclical and unwinding gradually over the next 18 months, back to growth rates of 23/4-3%. This will be an area of continued monitoring.

        In addition, the pace of the global recovery has been weaker than expected, and the outlook remains vulnerable to adverse economic and geopolitical shocks, which poses ongoing downside risks to New Zealand's growth prospects. Economic outturns over the coming years will provide more information on this.

        The operating balance and gross debt forecasts are dependent on economic performance. To illustrate this, the delayed global recovery scenario in the December Update shows lower nominal GDP across the forecast period. This flows primarily into lower tax revenues, which in turn impacts on debt levels and the costs of servicing debt. These factors can persist over a number of years, as shown in Figure 4.

Managing Uncertainty—a New Fiscal Management Approach

        Our 2002 Fiscal Strategy Report (FSR) notes that we intend to manage uncertainty and progress towards fiscal goals using a new fiscal management approach. In the last parliamentary term, we set ourselves a three-year spending limit to ensure ongoing progress on our long-term objectives. We are still working to the same fiscal objectives, but will manage spending in a way that allows us to use more up-to-date information and judgement about the medium term. The changes mean:

  •
  Greater focus on the operating balance and gross debt tracks—the approach emphasises the consistency of operating and capital spending intentions with progress on the operating balance and gross debt tracks. This places more focus on the medium term when setting short-term spending intentions.

  •
  Regular review—the factors influencing the Government's fiscal position frequently change. They include the estimated impact of cyclical factors on the outlook, and forecast NZS Fund pre-funding requirements. Therefore, we will review our short-term spending intentions regularly to ensure that they remain relevant to the economic and fiscal outlook.

        For further detail on the new fiscal management approach see Annex 2.

Budget Policies and Priorities for 2003

        The December Update forecasts show economic performance continuing more strongly than forecast in the Pre-Election Update. The Government's current assessment of the economic outlook, the fiscal outturns including progress towards our long-term fiscal objectives, and policy priorities leads us to some judgements at this point about spending intentions for the 2003 Budget and beyond. Currently, our forecast spending has the following components:

  •
  New operating spending for the 2003 Budget. We plan to spend $1.0 billion in 2003/04, with ongoing spending of $1.1 billion per annum from 2004/05 and beyond (GST inclusive). This includes the previously agreed health funding package and part of the agreed teachers' pay settlement.

  •
  Forecast new operating spending. For the 2004 and 2005 Budgets, we are signalling forecasts for future spending of around $1.05 billion per annum. For the 2004 Budget, this includes the agreed health funding package. These are modest revisions from the indicative amounts of $0.9 billion per annum in the Pre-Election Update. We are forecasting future spending for 2006/07 of around $1.05 billion, compared to the projection assumption of $1.2 billion in the FSR.

  •
  Forecast new capital spending. Our forecasts for new capital spending are unchanged from the Pre-Election Update, totalling around $2.4 billion until 2006/07. Since then, we have committed $0.4 billion, leaving $2 billion for future decisions.

  •
  Contributions to the NZS Fund. The first instalment of $0.6 billion was set aside for the NZS Fund in 2001/02 and $1.2 billion will be set aside in 2002/03, as we move through a transitional phase to full NZS Fund contributions in 2004/05 (see Annex 3).

        These intentions are based on our current assessment. We will continue to assess both the levels of forecast spending, and the mix of operating, capital and NZS Fund contributions, based on emerging pressures and ongoing progress towards our objectives. Achieving our policy priorities involves more than just new spending. There will also be an ongoing drive for high-quality policies, as well as important structural and regulatory changes, for example in the land transport area.

        On the basis of this spending profile, our 2003 Budget priorities are set out below.

Higher Living Standards for all Through Growth and Innovation

        A key focus for the Government is building the conditions for enhancing New Zealand's sustainable economic growth rate and moving back into the top half of the OECD in terms of per capita income. We are focusing on achieving higher growth in order to enable all New Zealanders to achieve higher living standards, a goal that requires contributions from central Government as well as the private sector, local government and unions.

        The Government's Growth and Innovation Framework is a key element in increasing economic growth, and forms the basis for many of our Budget priorities. The Prime Minister released the strategy in February 2002. It identifies several policy areas that lay the foundations for growth, including: an open, competitive microeconomy; macroeconomic stability; and improving the areas of skills and talent, innovation and global connectedness.

        The 2003 Budget and future Budgets provide one of the ways we will give effect to the Growth and Innovation Framework—building on the start made in the 2002 Budget.

        In particular, Budget 2003 will give priority to initiatives for: improving New Zealand's capacity for developing, attracting and retaining skills and talent; enhancing New Zealand's innovative capacity; and further developing New Zealand's global connectedness. Increased investment in infrastructure, particularly in roading, will also be an important factor in improving New Zealand's growth, and will continue to be a focus area for the Government.

        In conjunction with these policies, we will make tax treatment of superannuation more equitable. This will potentially remove an important disincentive to save for those on lower incomes.

Supporting a Productive and Cohesive Society

        The Government remains committed to funding quality health and education systems. Strong health and education systems are closely held social values, and have the added advantage of increasing the productivity of the workforce and the sustainable economic growth rate.

        Education is a key priority for both operating and capital spending in the 2003 Budget. We will focus on lifting participation and quality in early childhood education and on building capacity and teacher effectiveness in the school sector. We will also focus on increasing excellence, relevance and access in the tertiary sector.

        Health remains an important priority for the Government, with a funding track and capital envelope announced in the 2002 Budget. Our priorities include putting more focus on primary care, moving to population based funding, developing and providing a meningococcal vaccine, and investing in health facilities.

        Budget 2003 will provide for continued investment in the social sector, including establishing a Commission for the Family.

Reducing Crime and the Impacts of Crime

        Enhancing the effectiveness of law and order services will also be a focus for our next Budget. We will pursue our crime reduction goals through targeted youth offending programmes and other crime reduction interventions, and progress public law policy initiatives in the Family Court and the new Supreme Court.

Investing for the Future

        Capital investment is a central component of the 2003 Budget, reflecting our view that infrastructure is an important public good and a building block for economic growth. We have a significant capital programme to rebuild and re-equip across a number of areas, such as education, transport, corrections facilities, and defence force equipment.

Conclusion—On Track to Meet Our Long-term Goals

        The 2003 Budget is the first of this parliamentary term. It reconfirms the Government as a careful fiscal manager and continues to lay the building blocks for a strongly growing economy, and a socially cohesive society.

        We are focused on achieving higher rates of sustainable economic growth through strong infrastructure, strong social capital, and a highly talented and healthy population. In the long term, we want to ensure that future governments can sustain existing policies, especially where costs rise with changes in the demographic profile. We have refreshed our fiscal management approach to respond better to the changing outlook as it unfolds, and have retained our proven approach of prudent fiscal management to achieve our medium and long-term goals.

Hon Dr Michael Cullen
Minister of Finance

11 December 2002

Annex 1

Long-term Fiscal Objectives and Short-term Fiscal Intentions

        This annex, when taken together with the main text of this document, meets the disclosure requirements of the Fiscal Responsibility Act 1994 (FRA). It outlines:

  •
  the Government's long-term fiscal objectives

  •
  the Government's short-term fiscal intentions

  •
  the consistency of these objectives and intentions with, and any variance from, the objectives and intentions reported in the 2002 FSR

  •
  the consistency of these objectives and intentions with, and any variance from, the principles of responsible fiscal management in the FRA.

Long-term fiscal objectives and consistency with those reported in the 2002 FSR

Table A1.1—Long-term fiscal objectives

Long-term fiscal objectives

Operating balance:

  Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.

Revenue:

  Ensure sufficient revenue to meet the operating balance objective.

Expenses:

  Ensure expenses are consistent with the operating balance objective.

Net worth:

  Increase net worth consistent with the operating balance objective.

Debt:

  Manage total debt at prudent levels. In the longer term, gross sovereign-issued debt below 30% of GDP on average over the economic cycle.3

To achieve the objectives of fiscal policy, the Government's high-level focus is on:

•
Rising surpluses2 (measured by the OBERAC) during the transition and build-up phase of the NZS Fund, with a focus on core Crown revenue and expenses, including:

—
tax-to-GDP around current levels; and

—
core Crown expenses (plus the net payment/withdrawal to the NZS Fund) averaging around 35% of GDP over the horizon used to calculate NZS Fund contributions.

•
A robust, broad-based tax system that raises revenue in a fair and efficient way.

•
State Owned Enterprises (SOEs) and Crown entities contributing to surpluses, consistent with their enabling legislation and Government policy.

•
Focus on building the NZS Fund assets rather than reducing debt. Increasing net worth consistent with the operating balance objective will see net worth at above 30% of GDP by 2011.

•
Consistent with the net worth objective, there will also be a focus on quality investment.

•
SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

•
Net debt will be at levels that are consistent with the gross debt objective and the Government policy of holding financial assets. Net debt, including NZS Fund assets, is expected to fall towards 0% of GDP by the end of the decade.

        The Government's long-term fiscal objectives are unchanged from the 2002 FSR.

The surplus includes the net (after-tax) return on the NZS Fund, which the NZS Fund will retain. Effectively the Government is targeting operating surpluses excluding the NZS Fund's retained investment returns.

Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (NZDMO) and the Reserve Bank; it excludes debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities. Gross sovereign-issued debt includes any New Zealand government stock held by the NZS Fund and the Government Superannuation Fund.

Short-term fiscal objectives and consistency with those reported in the 2002 FSR

        The Government's short-term intentions have been updated since the 2002 FSR to reflect the latest fiscal forecasts, incorporating forecasting and policy changes that are set out in Table 3.

        In line with the new fiscal management approach explained in Annex 2, we plan to spend $1.0 billion in 2003/04, with ongoing spending of $1.1 billion per annum from 2004/05 and beyond (GST inclusive). This includes the previously agreed health funding package and part of the agreed teachers' pay settlement.

        For the 2004 and 2005 Budgets, we are signalling forecasts for future spending of around $1.05 billion per annum. For the 2004 Budget, this includes the agreed health funding package. These are modest revisions from the indicative amounts of $0.9 billion per annum in the Pre-Election Update. We are forecasting future spending for 2006/07 of around $1.05 billion, compared to the projection assumption of $1.2 billion in the FSR.

        Our forecasts for new capital spending are unchanged from the Pre-Election Update, totalling around $2.4 billion until 2006/07. Since then, we have committed $0.4 billion, leaving $2 billion for future decisions.

Table A1.2—Short term fiscal intentions

Short-term fiscal intentions	2002 Fiscal Strategy Report	2003 Budget Policy Statement
Operating balance	On current forecasts, operating balances will be:
•    $2.6 billion in 2001/02
•    $2.3 billion in 2002/03
•    $3.1 billion in 2003/04
•    $3.9 billion in 2004/05
•    $4.2 billion in 2005/06.

In 2005/06 the operating balance is forecast to be 3.0% of GDP.	On current forecasts, operating balances will be: • $2.4 billion in 2001/02
•    $2.5 billion in 2002/03
•    $3.8 billion in 2003/04
•    $4.5 billion in 2004/05
•    $5.2 billion in 2005/06
•    $5.9 billion in 2006/07.
In 2005/06 the operating balance is forecast to be 3.5% of GDP.
Gross sovereign-issued debt[4]	On current forecasts, gross sovereign-issued debt will be:
•    $36.3 billion in 2001/02
•    $35.8 billion in 2002/03
•    $38.4 billion in 2003/04
•    $39.5 billion in 2004/05
•    $40.7 billion in 2005/06.

In 2005/06 gross sovereign-issued debt is forecast to be 28.4% of GDP.	On current forecasts, gross sovereign-issued debt will be:
•    $36.2 billion in 2001/02
•    $35.5 billion in 2002/03
•    $35.9 billion in 2003/04
•    $35.9 billion in 2004/05
•    $36.1 billion in 2005/06
•    $36.2 billion in 2006/07.
In 2005/06 gross sovereign-issued debt is forecast to be 24.5% of GDP.
Total Crown gross debt
On current forecasts, total Crown gross debt will be:
•    $37.6 billion in 2001/02
•    $38.2 billion in 2002/03
•    $39.6 billion in 2003/04
•    $40.3 billion in 2004/05
•    $40.5 billion in 2005/06.

In 2005/06 total Crown gross debt is forecast to be 28.3% of GDP.
On current forecasts, total Crown gross debt will be:
•    $36.7 billion in 2001/02
•    $38.1 billion in 2002/03
•    $37.4 billion in 2003/04
•    $37.3 billion in 2004/05
•    $37.0 billion in 2005/06
•    $35.9 billion in 2006/07.
In 2005/06 total Crown gross debt is forecast to be 25.1% of GDP.
Total Crown expenses[5]
On current forecasts, operating expenses will be:
•    $48.5 billion in 2001/02
•    $51.8 billion in 2002/03
•    $53.8 billion in 2003/04
•    $55.6 billion in 2004/05
•    $57.6 billion in 2005/06.

In 2005/06 expenses are forecast to be 40.3% of GDP, and NZS Fund contributions to be 1.5% of GDP.
On current forecasts, operating expenses will be:
•    $48.8 billion in 2001/02
•    $53.0 billion in 2002/03
•    $54.2 billion in 2003/04
•    $56.5 billion in 2004/05
•    $58.6 billion in 2005/06
•    $60.5 billion in 2006/07.
In 2005/06 expenses are forecast to be 39.8% of GDP, and NZS Fund contributions to be 1.6% of GDP.
Total Crown revenue
On current forecasts, operating revenues will be:
•    $51.2 billion in 2001/02
•    $54.1 billion in 2002/03
•    $56.9 billion in 2003/04
•    $59.5 billion in 2004/05
•    $61.8 billion in 2005/06.

Total Crown revenues are forecast to be 43.2% of GDP in 2005/06.
On current forecasts, operating revenues will be:
•    $51.2 billion in 2001/02
•    $55.5 billion in 2002/03
•    $58.0 billion in 2003/04
•    $61.0 billion in 2004/05
•    $63.8 billion in 2005/06
•    $66.4 billion in 2006/07.
Total Crown revenues are forecast to be 43.3% of GDP in 2005/06.
Crown net worth
On current forecasts, net worth will be:
•    $14.2 billion in 2001/02
•    $16.5 billion in 2002/03
•    $19.6 billion in 2003/04
•    $23.5 billion in 2004/05
•    $27.8 billion in 2005/06.

Net worth is forecast to be 19.4% of GDP, including NZS Fund assets of 6.3% of GDP, in 2005/06.
On current forecasts, net worth will be:
•    $18.7 billion in 2001/02
•    $21.2 billion in 2002/03
•    $25.1 billion in 2003/04
•    $29.6 billion in 2004/05
•    $34.8 billion in 2005/06
•    $40.7 billion in 2006/07.
Net worth is forecast to be 23.6% of GDP, including NZS Fund assets of 6.2% of GDP, in 2005/06.

The introduction of full line-by-line consolidation provides additional information on Crown debt. The Crown debt intention contained in Annex 1 of the 2002 FSR is equivalent to the gross sovereign debt intention included in this table.

Reflecting the shift to full line-by-line consolidation in 2002, the revenue and expense intentions in this table represent full line-by-line consolidated numbers and are not directly comparable with the numbers contained in Annex 1 of the 2002 FSR. Fully consolidated data on revenue and expenses was provided in the graphs in Annex 4 of the 2002 FSR.

Table A1.3—Changes in fiscal forecasts since the 2002 FSR (June years)

Change	2001/02	2002/03	2003/04	2004/05	2005/06
$million
Total Crown revenue	47	1,409	1,169	1,429	1,931
Total Crown expenses	292	1,192	410	850	992
Operating balance	(245)	217	759	579	939
Total Crown debt	(876)	(89)	(2,180)	(2,941)	(3,523)
Gross sovereign-issued debt	(97)	(259)	(2,468)	(3,683)	(4,587)
Net (core) Crown debt	(891)	(2,013)	(2,679)	(3,274)	(4,026)
Net worth	4,488	4,705	5,464	6,043	6,982
% GDP
Total Crown revenue	(0.6%)	0.1%	0.1%	0.0%	0.1%
Total Crown expenses	(0.4%)	0.1%	(0.4%)	(0.3%)	(0.5%)
Operating balance	(0.2%)	0.2%	0.6%	0.3%	0.5%
Gross Crown debt	(1.2%)	(0.7%)	(2.2%)	(2.8%)	(3.2%)
Gross sovereign-issued debt	(0.6%)	(0.8%)	(2.3%)	(3.3%)	(3.9%)
Net (core) Crown debt	(1.0%)	(1.9%)	(2.3%)	(2.7%)	(3.2%)
Net worth	3.5%	3.4%	3.9%	3.9%	4.2%

Source: The Treasury

        The differences in nominal terms and as a percentage of GDP reflect changes in the economic and fiscal forecasts. The specific changes to the fiscal aggregates in nominal terms, as compared with those in the 2002 FSR, include:

  •
  Operating revenues—revenue is higher in all years, predominantly driven by higher tax revenue forecasts. This also partly reflects higher projected revenue from SOEs.

  •
  Operating expenses—higher expenses in 2002/03 largely reflect changes in ACC and Government Superannuation Fund liability revaluations. From 2003/04 onwards, higher expenses reflect increases to the forecast operating spending amounts for future Budgets, plus higher SOE expenses.

  •
  Operating balance—higher in all years, largely reflecting better tax revenue than expected at the time of the FSR.

  •
  Gross debt—debt levels are lower than at the time of the Budget Update in all years. This reflects the improved operating balance flowing into cash flows, as well as the improved starting base (year ended 30 June 2002 cash flows were around $1 billion higher than forecast).

  •
  Net worth—higher in every year owing to the higher expected operating balances and asset revaluations at 30 June 2002.

        Further details on the movements in the fiscal forecasts are outlined in the accompanying December Update. Details of the effects of the move to full line-by-line consolidation can be found in the 2002 FSR and 2002 Budget Economic and Fiscal Update.

Consistency of the short-term intentions with the long-term objectives

        The short-term intentions show surpluses rising and gross sovereign-issued debt falling (as a percentage of GDP). This is consistent with making progress towards our long-term objectives.

Consistency of the long-term objectives and short-term intentions with the principles of responsible fiscal management

        The Government's fiscal approach of running operating surpluses on average across the cycle sufficient to meet NZS Fund contributions, while meeting capital pressures and priorities, and managing debt at prudent levels embodies the principles of responsible fiscal management set out in the FRA.

Principles of Responsible Management set out in the FRA

  •
  Reducing total Crown debt to prudent levels so as to provide a buffer against factors that may impact adversely on the level of total Crown debt in the future, by ensuring that, until such levels have been achieved, the total operating expenses of the Crown in each financial year are less than its total operating revenues in the same financial year.

  •
  Once prudent levels of total Crown debt have been achieved, maintaining these levels by ensuring that, on average, over a reasonable period of time, the total operating expenses of the Crown do not exceed its total operating revenues.

  •
  Achieving and maintaining levels of Crown net worth that provide a buffer against factors that may impact adversely on the Crown's net worth in the future.

  •
  Managing prudently the fiscal risks facing the Crown.

  •
  Pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of tax rates for future years.

Annex 2

Fiscal Provisions and Fiscal Management Approach: a Comparison

	Fiscal provisions		Fiscal management approach
When is the Government's fiscal policy, including long-term fiscal objectives, set?	At the start of each parliamentary term.		No change.
What factors are taken into account when setting short-term spending intentions?	• • • • • •
The current macroeconomic outlook,
including the estimated impact of cyclical
factors.
NZS Fund pre-funding requirements.
Bottom-up pressures on operating and capital baselines.
Relative priorities between operating and
capital considerations.
Progress of the operating and debt tracks
towards objectives for the forecast period.
Progress of the operating and debt tracks
	towards objectives for the 10-year progress outlook tracks.		No change.
How often are short term spending intentions set?	Once at the start of each parliamentary term. However, in practice they were changed from time to time on the basis of bottom-up spending pressures, or reflecting a significant economic shock.
Formal re-assessments at the start of each annual Budget process around September, with a "road-check" against the latest fiscal information before each Budget is finalised. Greater use of top-down information than previously.
Is an operating and capital spending amount entered into the forecasts?	Yes, provision focused only upon "controllable spending" (ie discretionary initiatives and cost pressures).
Yes, the forecast new operating spending
amounts encompass all impacts on the operating balance with the exception of a few pre-specified volatile items. The forecast new capital spending amount focuses on other core Crown gross debt impacts.
How are spending intentions expressed?
Spending intentions were communicated via a
fixed three-year aggregate fiscal provision in
nominal dollars.
Provision focused only upon "controllable
spending" (ie discretionary initiatives and cost
pressures).
Spending intentions are communicated via a
desired operating balance and debt track
consistent with overall fiscal policy. While the
nominal amount will be communicated, the focus on this will be lower than with the fiscal provisions.
Spending intentions will:
		• • •	cover a wider range of impacts than previously be subject to re-assessment have a different status depending upon the time period referred to—the closer the time horizon, the firmer the intentions.
Is there an "amount" for new spending for	Yes, on the basis of provision in forecasts.		Yes, on the basis of the amount in forecasts. However:
internal budget management?	• •	the amount must manage more impacts.
budget processes will more explicitly
accommodate the potential for changes to the size of the amount at the end of the Budget process (for example, final numbers are not agreed in bilaterals).

Annex 3

New Zealand Superannuation Fund Contributions

        If the Government pays less than the required annual capital contribution into the Fund, the Government must outline in the FSR its reasons for doing so (in accordance with section 44 of the New Zealand Superannuation Act 2001 (NZS Act)).

        The BPS signals the intents of the forthcoming Budget, so it is appropriate that we also outline any deviations from the required contribution rate here.

        The contribution to the Fund is calculated over a 40-year rolling horizon to ensure that we can meet NZS costs over the next 40 years (assuming that the contribution rate is held constant at that level for 40 years).

        In the first three years of the NZS Fund's operation the Government has been building towards making full capital contributions as calculated by the formula set out in the NZS Act. This transition period has prevented undue pressure being placed on the fiscal position while structural surpluses are raised to the required levels.

$ billion, June year	2003	2004	2005	2006	2007
Required contribution[6]	1.666	1.937	2.146	2.310	2.449
Intended contribution	1.200	1.800	2.146	2.310	2.449

The required contribution is calculated each year assuming the intended contributions in the previous years were made. For example, the required contribution in 2003/04 is calculated assuming that $600 million and $1,200 million were contributed in the previous years.

        In 2004/05 and beyond, the Government will make the full capital contribution required under the Act. In undertaking to meet the full capital contributions from 2004/05, the Government is ensuring that the Fund will be sufficient to meet the payments of NZS entitlements over the coming 40 years.

        Details of the assumptions behind the NZS Fund projections are contained in the Fiscal Outlook chapter of the December Update.

QuickLinks

  Exhibit 99.2(c)(2)
Budget Policy Statement
  Ongoing Sound Fiscal Management
  Fiscal Policy is Unchanged
  Managing Uncertainty—a New Fiscal Management Approach
  Budget Policies and Priorities for 2003
  Higher Living Standards for all Through Growth and Innovation
  Supporting a Productive and Cohesive Society
  Reducing Crime and the Impacts of Crime
  Investing for the Future
  Conclusion—On Track to Meet Our Long-term Goals
  Annex 2 Fiscal Provisions and Fiscal Management Approach: a Comparison
  Annex 3 New Zealand Superannuation Fund Contributions